August 20, 2010

(Via Edgar and Fax)

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3030
Washington, DC  20549

ATTN:  Lynn Dicker and Eric Atallah

RE:     SEC Comment Letter dated July 30, 2010
Technology Research Corporation
Form 10-K for the Year Ended March 31, 2010 Filed June 10, 2010
Amendment to Form 8-K dated June 15, 2010
File No. 0-13763

Ladies and Gentlemen:

This letter is submitted by Technology Research Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended March 31, 2010, filed June 10, 2010, and Amendment to Form 8-K filed June 15, 2010, as set forth in your letter to Thomas G. Archbold dated July 30, 2010.  Please note that Mr. Archbold is no longer the Company’s Chief Financial Officer, and has been replaced on an interim basis by the undersigned.

For reference purposes, the text of each comment contained in the Staff’s letter is set forth in numerical sequence in italics below, followed by the Company’s response.

Form 10-K for the year ended March 31, 2010

Note 2 –Acquisition, page F-11

1.
We note your disclosure in the first paragraph that you issued 674,950 shares of your common stock in the Patco acquisition. Please reconcile this with your disclosure in the table of 674,500 shares valued at $4.82.

Response: The number of shares issued in the Patco acquisition is 674,950. The disclosure in the table is incorrect, and will be corrected in future filings.

2.
We note that you discounted the per share closing price of your common stock when you determined the purchase price in the Patco acquisition. Please explain to us the nature and purpose of this discount under GAAP. Refer to paragraph 805-30-30-7 of the FAS Accounting Standards Codification.

Response: The closing price of the Company’s shares, as of March 31, 2010, the effective date of the Patco acquisition, was $4.82. However, in determining the purchase price of the Patco acquisition, we valued the 674,950 shares given to the Sellers at $3.59, which represents a discount of approximately 25% from the closing market price. The reasons for the discount are that those shares were, and still are as of this date, unregistered. Furthermore, the shares we issued are restricted shares, and one third of the shares vest at the end of each of the first three years following the acquisition, so that all shares will not be fully vested until March 31, 2013. In view of these limitations, we believe that the fair value of these shares is less than the fair value of the Company’s shares which may be freely traded, and therefore should be discounted. The amount of the discount was determined based upon input from the Company’s financial advisors in the course of developing the fairness opinion which those advisors provided the Company regarding this acquisition.

3.
As a related matter, we note the significance of the goodwill you recognized in this transaction. Please revise future filings to provide the disclosures required by paragraph 805-30-50-1(a) of the FASB Accounting Standards Codification.

Response: Your comment is noted, and we will expand our disclosures in future filings to more directly address the requirements of paragraph 805-30-50-1(a).

Amendment to Form 8-K dated June 15, 2010

General

4.
We note that you have presented unaudited pro forma combined statements of income for the years ended March 31, 2010 and 2009.Please explain to us why it is appropriate to present a pro forma statement of income for the year ended March 31, 2009. Please tell us how this presentation is consistent with the guidelines set forth in Rule 11-02(c)(2)(i) of Regulation S-X.

Response: In preparing the unaudited pro forma combined statements of income referenced in your comment, we interpreted the guidelines in Rule 11-02(c)(2)(i) of Regulation S-X to be the minimum requirement. In view of the Patco acquisition’s importance to the Company, we believed that additional information might be useful to investors and therefore chose to provide an additional year of pro forma information for comparative purposes. Upon a closer reading of Rule 11-02(c)(2)(i), our interpretation appears to be in error and we now recognize that the guideline for presenting one year of pro forma financial statements is not a minimum requirement but is in fact a defined requirement. Nevertheless, we believe that the additional information provided is factually accurate and should not be misleading to investors in any way.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 – Basis of Presentation

5.
We note from the disclosure in the first paragraph that the pro forma information was derived from your unaudited statement of operations. We further note from the second paragraph that the pro forma information was derived from your audited statement of operations. Please clarify if the financial statements of the company used in the pro forma presentation were derived from your audited or unaudited financial statements. If they were derived from your unaudited financial statements, please explain why you used unaudited financial statements.

Response: The disclosure in the first paragraph that the pro forma information was derived from the Company’s unaudited statement of operations is misstated. The pro forma information was in fact derived from the Company’s audited statement of operations as included in the Company’s Annual Report on Form 10-K.

Note 3 – Pro Forma Adjustments

6.	It appears that your adjustments (a) and (b) have been mislabeled on your March 31, 2010 pro forma presentation. Please advise.

Response: Your comment is correct. The explanations for adjustments (a) and (b), respectively, were inadvertently reversed.

The Company further acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the comment letter.  If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 727-812-0551.

Sincerely,

TECHNOLOGY RESEARCH CORPORATION

Robert D. Woltil
Interim Chief Financial Officer
Technology Research Corporation